Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-59798


                               CEL-SCI CORPORATION

                              Prospectus Supplement
                       (To Prospectus Dated May 24, 2002)

      Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in CEL-SCI's common stock. Both documents contain information prospective investors should consider when making an investment decision.

      The attached prospectus relates to the resale of shares acquired by Paul Revere Capital Partners, Ltd. pursuant to an equity line of credit. Because Paul Revere Capital Partners may sell some or all of these shares, and since there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, CEL-SCI cannot estimate the actual number of shares that Paul Revere Capital Partners will hold after the completion of the offering.

      The following provides information concerning the latest drawdown requested by CEL-SCI.

      Date of          Shares             Average Sale      Net Proceeds
       Sale             Sold            Price Per Share     to CEL-SCI
      -------          ------           ---------------     ------------


     06/02/03          297,664                $0.39           $116,500

      The proceeds to CEL-SCI are net of a $1,000 fee paid to an escrow agent.

      CEL-SCI's common stock is quoted on the American Stock Exchange under the symbol "CVM". On June 2, 2003 the closing price for one share of CEL-SCI's common stock was $0.68.

      CEL-SCI expects to use the proceeds from the sale of these shares for general and administrative expenses, research and clinical trials.



              The date of this prospectus supplement is June 2, 2003.